MATERIAL CHANGE REPORT

SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27

Item 1. Reporting Issuer

Zi Corporation (the "Corporation")
Suite 2100, 840 - 7th Avenue S.W.
Calgary, Alberta T2P 3G2

Item 2. Date of Material Change

September 6, 2006

Item 3. Press Release

A press release disclosing the material change was issued by the Corporation on September 11, 2006 through CCN Matthews newswire service.

Item 4. Summary of Material Change

Blair Mullin has been appointed as Interim Chief Financial Officer of the Corporation.

Item 5. Full Description of Material Change

Zi Corporation, today announced that it has named veteran finance and operations executive Blair Mullin as interim Chief Financial Officer effective immediately. Mullin is a Partner in the Portland practice of Tatum, LLC. Mullin will report directly to President and Chief Executive Officer Milos Djokovic. A search for a permanent CFO is underway.

As a Tatum Partner since 2003, Mullin has served as Interim Chief Financial Officer and/or provided Financial Leadership for two consumer products companies, a $100 million industrial construction firm and several manufacturers.

Prior to joining Tatum, LLC, Mullin was President and Chief Operating Officer for International DisplayWorks, Inc., a manufacturer of LCD displays and modules; and Chairman, President and Chief Financial Officer of Morrow Snowboards. Mullin has held other leadership positions at Westbeach Canada, ULC, British Columbia Mercantile Corp., and Padovano Foods, Ltd.

Mullin holds a Master of Business Administration from the University of Western Ontario and a Bachelor of Arts in Economics from Wilfrid Laurier University.

Item 6. Reliance on Section 118(2) of the Securities Act

Not Applicable

Item 7. Omitted Information

Not Applicable

Item 8. Senior Officers

The name and business number of the senior officer of the Corporation who is knowledgeable about the material change and this report is:

Blair Mullin - Chief Financial Officer
Telephone: (403) 233-8875

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Calgary, in the Province of Alberta, this 11th day of September, 2006.

ZI CORPORATION

Per: /s/ Blair Mullin
Blair Mullin
Chief Financial Officer